                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No._____________ )*



                                   eBenX, Inc.
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                   278668 10 8
                                 (CUSIP Number)



                                December 10, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (continued on following page(s))

                                                               Page 2 of 4 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP NO. 278668 10 8

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)  N/A

                 Michael C. Bingham

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  [ ]
                                                                   (b)  [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION


     NUMBER OF        5. SOLE VOTING POWER  1,227,105 shares Common Stock, $.01
                         par value.

      SHARES

   BENEFICIALLY       6. SHARED VOTING POWER  N/A

     OWNED BY

       EACH           7. SOLE DISPOSITIVE POWER  1,227,105 shares Common Stock,
                         $.01 par value.

    REPORTING

      PERSON          8. SHARED DISPOSITIVE POWER  N/A

       WITH


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,105 shares Common Stock, $.01 par value

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.1%

12.      TYPE OF REPORTING PERSON*
         IN

                                                               Page 3 of 4 pages

ITEM 1(a). Name of Issuer
           eBenX, Inc.

ITEM 1(b). Address of Issuer's Principal Executive Offices
           5500 Wayzata Boulevard, Suite 500
           Minneapolis, MN  55416

ITEM 2(a). Names of Persons Filing
           Michael C. Bingham

ITEM 2(b). Address of principal business office
           5500 Wayzata Boulevard, Suite 500
           Minneapolis, MN  55416

ITEM 2(c). Citizenship
           U.S. Citizen

ITEM 2(d). Title of Class of Securities
           Common Stock, $.01 par value

ITEM 2(e). CUSIP Number
           278668 10 8

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

   (a)     [ ] Broker or dealer registered under Section 15 of the Act
               (15 U.S.C. 780);
   (b)     [ ] Bank as defined in section 3(a)(6) of the Act;
   (c)     [ ] Insurance Company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c);
   (d)     [ ] An Investment company registered under section 8 of the
               Investment Advisers Act of 1940 (15 U.S.C. 80a-8);
   (e)     [ ] An Investment adviser in accordance with
               ss.240.13d-1(b)(1)(ii)(E);
   (f)     [ ] An employee benefit plan, or endowment fund in accordance with
               ss.240.13d-1(b)(1)(ii)(F);
   (g)     [ ] A parent holding company or control person, in accordance with
               ss. 240.13d-1(b)(ii)(G);
   (h)     [ ] A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);
   (i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
   (j)     [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                               Page 4 of 4 pages

ITEM 4.  Ownership

         (a) Amount beneficially owned as calculated under Rule 13d-3, as of December 31, 1999 reporting person owns 1,227,105 shares of common stock, $.01 par value, of Issuer (includes 27,105 shares held in options and warrants currently exercisable or exercisable within 60 days of December 31, 1999, as to which reporting person has sole voting and dispositive power.

         (b)  Percent of class 8.1%.

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote 1,227,105.

              (ii)  shared power to vote or to direct the vote N/A.

              (iii) sole power to dispose or to direct the disposition of
                    1,227,105.

              (iv)  shared power to dispose or to direct the disposition of N/A.

ITEM 5.  Ownership of Five Percent or Less of a Class
                  N/A

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person
                  N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  N/A

ITEM 8.  Identification and Classification of Members of the Group
                  N/A

ITEM 9.  Notice of Dissolution of Group
                  N/A

ITEM 10. Certification
                  N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                /s/ Michael C. Bingham
                                ------------------------------------------------
                                By: Michael C. Bingham